SilverCrest Reports Second Quarter 2023 Results and Guidance for H2, 2023

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - August 9, 2023 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to announce its financial and Las Chispas operational results for the second quarter of 2023 ("Q2, 2023") and guidance for the second half of 2023 (H2, 2023). All amounts herein are presented in United States Dollars ("US$"), unless otherwise stated. Certain amounts shown in this news release may not total to exact amounts due to rounding differences. Silver equivalent ("AgEq") ratio used in this news release of 79.51:1 (86.9:1 in previous quarters) is based on the results of Updated Independent Technical Report for the Las Chispas Operation (the "Updated Technical Report" or the "Report")1, which were announced on July 31, 2023.

N. Eric Fier, CEO, commented, "Las Chispas continued to deliver strong operational performance in the quarter with an increase in recovered metal, mine operating income, and net free cash flow2 from Q1, 2023. The announcement of our Updated Technical Report, subsequent to quarter end, was an important milestone for the Company and confirms the high-quality nature of the Las Chispas Operation with lowest quartile mine level AISC over an eight-year mine life. The results from Q2, 2023 confirm the quality of the operation with $7.6 million cash and $3.6 million bullion added to the balance sheet after repaying the remaining $25.0 million of debt and investing $10.1 million in sustaining capital. With this work now behind us, our debt fully repaid, a healthy balance sheet, and strong margins and free cash flow expected from the operation, we are well positioned to focus on growth at Las Chispas and pursue capital allocation opportunities. We are already executing  our recently announced $10.0 million exploration program to focus on high-grade reserve replacement opportunities and will soon return to drilling new or under drilled targets in proximity to the mine. We are also pleased to issue formal guidance for H2, 2023."

Q2, 2023 Financial Highlights

● Sold a total of 13,400 ounces ("oz") of gold and 1.45 million oz of silver at average realized prices2 of $1,991 per oz gold and $24.36 per oz silver.

● Revenue of $62.0 million and cost of sales of $23.7 million, resulting in mine operating income of $38.3 million, which represents a 62% operating margin.

● Income of $23.7 million or $0.16 per share, inclusive of an $8.6 million ($0.06 per share) unrealized foreign currency loss.

● Net free cash flow3 of $43.7 million or $0.30 per share, supported by the net receipt of value added taxes and deferral of accounts payable and taxes.

● Increased cash balance by $7.6 million and bullion holdings by $3.6 million during the quarter, after, sustaining capital at Las Chispas of $10.1 million and retiring $25.0 million of debt.

● Cash flow from operating activities before changes in non-cash working capital items of $47.5 million or $0.32 per share.

● Cash costs2 of $7.39 per oz silver equivalent3 ("AgEq") sold and all-in sustaining cost ("AISC")2 of $12.70 per oz AgEq sold based on accelerated spend towards exploration and for sustaining capital to create operational flexibility.

● Ended the quarter debt free with treasury assets2 totaling $59.0 million (cash of $53.4 million and gold and silver bullion of $5.6 million). Access to an undrawn $70.0 million revolving credit facility remains.

Q2, 2023 Operating Highlights

● Recovered 16,500 ounces of gold and 1.53 million ounces of silver, or 2.84 million AgEq ounces. Recovered ounces were higher than sold ounces during the quarter, resulting in an increase in work in process and finished goods inventory of approximately 0.3 million payable AgEq ounces.

1 Please refer to new release titled SilverCrest Announces Results of Updated Independent Technical Report dated July 31, 2023 and available on the Company's website.  The Report will be filed on SEDAR+ within 45 days of July 31, 2023.

2 Average realized prices, net free cash flow, net cash, treasury assets, cash costs and cash costs per AgEq ounce sold, AISC, and AISC per ounce sold are non-IFRS financial measures. Non-IFRS financial measures are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. Please refer to the "NON-IFRS FINANCIAL MEASURES" section of this news release for additional information.

3 Silver equivalent ("AgEq") ratio used in this news release of 79.51:1 was calculated using metal prices of $1,650 per ounce for gold and $21 per ounce for silver and based on the Report NR.

● Underground production mining rates averaged 818 tonnes per day ("tpd") during Q2, 2023, an increase of 16% compared to Q1, 2023 (707 tpd) and ahead of H1, 2023 expectations of 650 to 700 tpd. The Q2, 2023 rate aligns with Report expectations.

● Daily development rates continued to increase in Q2, 2023 averaging 37.8 metres per day ("mpd") (Q1, 2023 - 31.5 mpd), including 33.4 mpd of lateral development, a level which is expected to increase slightly in H2, 2023.

● Daily processing plant throughput averaged 1,186 tpd, a slight increase from Q1, 2023 rate of 1,160 tpd. Processed grades increased from Q1, 2023, averaging 4.84 grams per tonne ("gpt") gold (Q1, 2023 - 4.06 gpt) and 449 gpt silver (Q1, 2023 - 419 gpt).

● Metallurgical recoveries improved over Q1, 2023 with an average gold recovery of 98.4% (Q1, 2023 - 97.5%) and average silver recovery of 97.9% (Q1, 2023 - 91.9%).

● Mining contract discussions paused in Q2, 2023 and will resume in earnest now that necessary details outlined in the Report are available. It is expected that these negotiations will be finalized in H2, 2023.

Q2, 2023 Financial and Operational Highlights

	Unit	Q2, 2023	Q1, 2023	H1, 2023
Revenue	$ millions	62.0	58.0	120.0
Cost of sales	$ millions	(23.7)	(22.4)	(46.1)
Mine operating income	$ millions	38.3	35.6	73.9
Income for the period	$ millions	23.7	27.2	50.9
Income per share - basic	$/share	0.16	0.18	0.35
Net free cash flow (1)(5)	$ millions	43.7	21.8	65.5
Cash costs (1)(5)	$/oz AgEq sold	7.39	6.53	6.96
AISC (1)(5)	$/oz AgEq sold	12.70	10.94	11.82
	Unit	June 30, 2023	March 31, 2023
Cash and cash equivalents	$ millions	53.4	45.8
Bullion	$ millions	5.6	2.0
Treasury assets (1)	$ millions	59.0	47.8
Credit Facility Debt	$ millions	-	(25.0)
Net cash	$ millions	53.4	21.0
	Unit	Q2, 2023	Q1, 2023	H1, 2023
Ore mined	tonnes	74,400	63,600	138,000
Ore milled (2)	tonnes	107,900	104,400	212,300
Average daily mill throughput	tpd	1,186	1,160	1,173

Gold (Au)
Average processed grade	gpt	4.84	4.06	4.46
Process Recovery	%	98.4	97.5	98.0
Recovered	oz	16,500	13,300	29,800
Sold	oz	13,400	14,200	27,600
Average realized price	$/oz	1,991	1,879	1,933

Silver (Ag)
Average processed grade	gpt	449	419	434
Process Recovery	%	97.9	91.9	95.1
Recovered	million oz	1.53	1.29	2.82
Sold	million oz	1.45	1.36	2.81
Average realized price	$/oz	24.36	23.00	23.70

Silver equivalent (AgEq) (3)
Recovered	million oz	2.84	2.35	5.19

(1) Non-IFRS measures. Please refer to the "NON-IFRS FINANCIAL MEASURES" section of this news release for additional information.

(2) Ore milled includes material from stockpiles and ore mined.

(3) Silver equivalent ("AgEq") ratio used in this news release of 79.51:1 was calculated using metal prices of $1,650 per ounce for gold and $21 per ounce for silver and based on the Report. For consistency with the comparative period, the AgEq ratio reported during Q1, 2023 was changed from 86.9:1 to 79.51:1, resulting in a change from 2.45 million oz AgEq to 2.35 million oz AgEq recovered and a change from 2.6 million AgEq oz sold to 2.5 million AgEq oz sold.

(4) As Q1, 2023 was the first full quarter of production at Las Chispas, there is no 2022 quarter end financial and operational information available for comparison.

(5) Comparative figures for Q1, 2023 have been updated to conform to the presentation format and calculation of costs adopted in Q2, 2023. This change was made to better align cash costs and AISC at the mine level with the format presented in the Updated Technical Report.

Guidance Highlights

SilverCrest has set its H2, 2023 and 2023 guidance as follows:

Guidance Metric	Unit	H2, 2023	2023
AgEq Ounces	million oz sold	4.8 to 5.2	9.8 to 10.2
Cash Costs	$/oz AgEq sold	7.00 to 8.50	7.50 to 8.50
AISC - Mine Level	$/oz AgEq sold	11.75 to 13.50	10.75 to 11.75
AISC	$/oz AgEq sold	13.75 to 15.50	12.75 to 13.75

Notes:

1. All costs based on Mexico Peso to US dollar exchange ratio of 20:1. During Q2, 2023 the Mexican peso to US dollar exchange ratio averaged 17.7:1.

2. Cash costs and AISC are Non-IFRS measures. There are some slight differences in the way that Cash Costs and AISC were calculated in the Report compared to the Company's definitions.  Please refer to the "NON-IFRS FINANCIAL MEASURES" section of this news release for additional information.

3. AISC is based on World Gold Council definition, includes corporate level costs of $2.00 per AgEq for 2023.

4. The AgEq in the table above used Ag:Au ratio of 79.51:1. If an Ag:Au ratio of 86.9:1 was applied to the table above, then AISC per AgEq ounce guidance would be reduced by $0.50 per AgEq ounce.

Cash costs and AISC are expected to increase in H2, 2023 as the weighted average cost of material sourced from the stockpile increases and due to higher sustaining capital costs. Sustaining capital is expected to increase due to more underground development, including ventilation infrastructure and the establishment of mobile maintenance facilities. The Company plans to spend approximately $24 million in sustaining capital expenditures in H2, 2023, which would bring the expected expenditure for sustaining capital in 2023 to approximately $40 million.

In conjunction with the Report, SilverCrest announced a $10 million exploration budget from now until the end of Q1, 2024. The focus of this budget will be mainly on the conversion of high-grade inferred resources with an ultimate goal of reserve replacement. The program will also include targeting of earlier stage opportunities at Las Chispas aimed at following up on high grade intercepts and new structures. The potential conversion of ounces are located near existing underground infrastructure.

Underground

In Q2, 2023 mining rates averaged 818 tpd, an increase from Q1, 2023 rates of 707 tpd and 16% above the high end of the expected range of 650-700 tpd for H1, 2023 and in-line with the Report. Mined grades in the quarter were estimated to average 5.67 gpt gold and 549 gpt silver, or 999 gpt AgEq. The mine ramp-up beyond H1, 2023, is expected to average approximately 800 tpd.

Processing Plant

During Q2, 2023, the Las Chispas processing plant performed well with throughput averaging 1,186 tpd.  Gold and silver recoveries increased from Q1, 2023 (98.4% vs. 97.5% and 97.9% vs. 91.9%, respectively). These recovery levels are slightly better than those disclosed in the Report.

Processed gold and silver grades increased from Q1, 2023 levels as the percentage of lower grade historic stockpile feed was reduced and higher grades in stockpile delivered to the plant. During the quarter, processed gold grades averaged 4.84 gpt (4.06 gpt in Q1, 2023) and silver grades averaged 449 gpt (419 gpt in Q1, 2023). During Q2, 2023, the grade to the plant was increased above plan to prepare for the potential of a reduction of process plant operating time in Q3, 2023 due to planned maintenance and the potential for seasonal stormy weather impacting national grid power availability.

An estimated 16,500 oz of gold and 1.53 million oz of silver, or 2.84 million silver equivalent oz were recovered in the quarter.

As outlined in the Report, the Company continues to benefit from strategic stockpiles used to supplement processing plant feed as the mine is gradually developed, and tonnage ramped-up.

Financial Position

The Company continued to strengthen its liquidity during Q2, 2023. With cash flow generated from its Las Chispas Operation during the quarter, the Company continued to build its treasury assets balance while extinguishing its debt balance and increasing capital expenditure, especially in underground development. As of June 30, 2023, the Company had a treasury assets balance of $59.0 million, consisting of $53.4 million in cash and $5.6 million of bullion purchases held at current market value; debt of $nil; and an available, undrawn revolving facility of $70.0 million. When compared to the previous quarter, treasury assets balance increased by $11.3 million and debt balance has decreased by $25.0 million.

Revenue

During Q2, 2023, the Company sold a total of 13,400 oz of gold and 1.45 million oz of silver, at average realized prices of $1,991 per oz gold and $24.36 per oz silver, generating revenue of $62.0 million (Q1, 2023 - $58.0 million). The 7% increase in revenue during Q2, 2023 over Q1, 2023 was primarily the result of higher gold and silver prices on ounces sold and higher silver ounces sold, offset by lower gold ounces sold due to the timing of sales.

Costs

In the second quarter, total cost of sales was $23.7 million (Q1, 2023 - $22.4 million). Cost of sales increased by 6% over Q1, 2023 primarily due to the increase in silver equivalent ounces sold.

During the quarter, cash costs averaged $7.39 per oz AgEq sold and Mine Level AISC averaged $11.41 per oz AgEq sold. Corporate Level AISC which aligns with the World Gold Council definition of AISC averaged $12.70 per oz AgEq sold, compared to $10.94 per oz AgEq in Q1, 2023. AISC increased from Q1, 2023 due to an expected increase in sustaining capital related to an increase in mine development required. Refer to the Capital expenditure section below.

Income

Income for Q2, 2023 was $23.7 million compared to net income of $27.2 million in Q1, 2023. The decrease in income was primarily due to an unrealized foreign exchange loss of $8.6 million resulting from the relative appreciation of the Mexican Peso against the US dollar which impacted the translation of intercompany balances between the parent entity and its subsidiaries. This was offset by a $2.7 million increase in mine operating income and a $1.8 million decrease in income tax expense as a result of less deferred income tax recorded during the quarter. Other variances included a $0.9 million decrease in share-based compensation due to a recovery recorded upon the finalization of vesting criteria of performance share units and a $0.7 million decrease in interest and finance expense due to the early repayment of the term credit facility.

Capital Expenditure

During Q2, 2023, capital expenditure at Las Chispas increased over Q1, 2023 by $3.0 million. The majority of this planned increase during the quarter is attributed to the completion of 37% more underground development compared to Q1, 2023 to reach levels expected in the Report. The balance of the increase can be attributed to underground and surface infrastructure. It is expected that sustaining capital costs will be more elevated in H2, 2023 as a result of development of underground ventilation infrastructure and the establishment of mobile maintenance facilities. 2024 sustaining capital will continue to increase from 2023 levels as underground development is increased. This aligns with the Report, whereby the mine level AISC for 2023 and 2024 are expected to have higher sustaining capital relative to the remaining life of mine.

ESG

In May 2023, the Company was recognized with the 2023 Empresa Socialmente Responsable (ESR) Socially Responsible Company Distinction by the Mexican Center for Philanthropy (CEMEFI) for 'the areas of Quality of Life in the Company, Ethics and Corporate Governance, Links with the Community and Care and Preservation of the Environment'.

On June 14, 2023 SilverCrest delivered its inaugural ESG report for the year ended 2022, which is available on the Company's website.

Subsequent to the end of the quarter, the Company commenced the second of its five-year $1.5 million local water infrastructure projects. In addition, the Company finalized labour negotiations with its main union for a two-year period within the budgeted cost range.

Consolidated Financial Statements

This press release should be read in conjunction with SilverCrest's unaudited interim consolidated financial statements and management's discussion and analysis for the six months ended June 30, 2023 which are available on the Company's website at www.silvercrestmetals.com, and under the Company's profiles on SEDAR+ (www.sedarplus.com) and EDGAR (www.sec.gov).

Second Quarter 2023 Conference Call

A conference call to discuss the Company's Q2, 2023 financial results will be held tomorrow, Thursday August 10, 2023 at 8:00 a.m. PT / 11:00 a.m. ET. To participate in the conference call, please dial the numbers below.

Date & Time: Thursday August 10, 2023 at 11:00 a.m. ET / 8:00 a.m. PT

Telephone: Toronto: +1-416-764-8646

 North America Toll Free: 1-888-396-8049

 Conference ID: 44514275

Webcast:  https://silvercrestmetals.com/investors/presentations/

Qualified Persons Statement

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals producer headquartered in Vancouver, BC, with an ongoing initiative to increase its asset base by expanding current resources and reserves, acquiring, discovering and developing high value precious metals projects and ultimately operating multiple silver-gold mines in the Americas. The Company's principal focus is its Las Chispas Operation in Sonora, Mexico. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. These include, without limitation, statements with respect to: the amount of future production of gold and silver over any period, the strategic plans and expectations for the Company's operation and exploration program, expected recoveries, and expected cash costs and outflows. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: present and future business strategies, continued commercial operations at the Las Chispas Operation, the environment in which the Company will operate in the future, including the price of gold and silver, estimates of capital and operating costs, production estimates, estimates of Mineral Resources and Mineral Resources and metallurgical recoveries and mining operational risk; the reliability of Mineral Resource and Mineral Reserve Estimates, mining and development costs, the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to exploration programs; and effects of regulation by governmental agencies and changes in Mexican mining legislation. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; fluctuations in gold and silver prices and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Lindsay Bahadir, Manager Investor Relations and Corporate Communications

Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada & USA)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1

NON-IFRS FINANCIAL MEASURES

SilverCrest uses certain non-IFRS performance measures in this news release. Non-IFRS financial measures do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Non-IFRS financial measures - Average realized gold and silver price

Average realized gold and silver price per ounce is calculated by dividing the Company's gross revenue from gold or silver sales for the relevant period by the gold or silver ounces sold, respectively. The Company believes the measure is useful in understanding the metal prices realized by the Company throughout the period. Average realized price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue from gold and silver sales.

		Q2, 2032	Q1, 2023	H1, 2023
($ 000's, except per ounce amounts)
Revenues from financial statements		$61,999	$57,983	$119,982
Ag sales		(35,319)	(31,307)	(66,626)
Au sales	A	26,680	26,676	53,356
Au oz sold during the period	B	13,400	14,200	27,600
Average realized Au price per oz sold	A/B	$1,991	$1,879	$1,933

Revenues from financial statements		61,999	57,983	119,982
Au sales		(26,680)	(26,676)	(53,356)
Ag sales	A	35,319	31,307	66,626
Ag oz sold during the period	B	1,450,000	1,361,000	2,811,000
Average realized Ag price per oz sold	A/B	$24.36	$23.00	$23.70

Non-IFRS financial measure - Net free cash flow

Net free cash flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS. SilverCrest calculates net free cash flow by deducting expenditures on mineral property, plant, and equipment from net cash provided by operating activities. Non-sustaining and growth capital activities are excluded. Net free cash flow is divided by the basic weighted average shares outstanding to get the net free cash flow per basic share. The Company believes that this measure provides valuable assistance to investors and analysts in evaluating the Company's ability to generate cash flow after capital investments and build the cash resources of the Company. The most directly comparable measure prepared in accordance with IFRS is net cash provided by operating activities less net cash used in investing activities. This differs from the Company's calculation as net cash used in investing activities is used in place of expenditures on mineral property, plant, and equipment. Net cash used in investing activities would include all cash inflows and outflows related to investing activities as per the consolidated statement of cash flows.

Net free cash flow		Q2, 2023	Q1, 2023	H1, 2023
		$ 000's	$ 000's	$ 000's
Cash flow from operating activities		53,808	26,973	80,781
Sustaining capital expenditures		(10,103)	(5,181)	(15,284)
Net free cash flow at mine level	A	43,705	21,792	65,497
Weighted average shares outstanding - basic	B	147,231	147,200	147,216
Net free cash flow - basic per share	A/B	0.30	0.15	0.44

Sustaining capital expenditures ($ 000's)		Q2, 2023	Q1, 2023(1)	H1, 2023
Expenditures on mineral property, plant, and equipment		(12,919)	(7,930)	(20,849)
Payment of lease liabilities		(28)	(43)	(71)
Non-sustaining and growth capital activities		2,844	2,792	5,636
Sustaining capital expenditures		(10,103)	(5,181)	(15,284)

(1) Q1, 2023 sustaining capital expenditures have been updated to conform to calculation of costs adopted in Q2, 2023, which reallocated exploration costs from sustaining to non-sustaining and growth capital activities.

Non-IFRS financial measure - Net cash

SilverCrest calculates net cash by deducting debt from cash and cash equivalents as reported in the consolidated statements of financial position. The Company believes that in addition to conventional measures prepared in accordance with IFRS, net cash is useful to evaluate its liquidity and capital resources.

Net Cash	June 30, 2023	March 31, 2023
	$ 000's	$ 000's
Cash and cash equivalents	53,413	45,765
Debt	-	(24,811)
Net cash	53,413	20,954

Non-IFRS financial measure - Treasury assets

SilverCrest calculates treasury assets as cash and cash equivalents plus bullion as reported in the consolidated statements of financial position. The Company believes that in addition to conventional measures prepared in accordance with IFRS, treasury assets is useful to evaluate its liquidity and capital resources.

Treasury assets	June 30, 2023 $ 000's	March 31, 2023 $ 000's
Cash and cash equivalents	53,413	45,765
Bullion	5,634	1,985
Treasury Assets	59,047	47,750

Non-IFRS financial measure - Cash costs and cash costs per silver equivalent ounce sold

The Company uses cash costs per ounce of precious metals sold to monitor its operating performance internally. The most directly comparable measure prepared in accordance with IFRS is cost of sales. The Company believes this measure provides investors and analysts with useful information about its underlying cash costs of operations. The Company also believes it is a relevant metric used to understand its operating profitability and ability to generate cash flow. Cash costs are measures developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that the Company's reporting of these non-IFRS financial measures are similar to those reported by other mining companies. They are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS financial measures. Cash costs include production costs, refinery and transportation costs and extraordinary mining duty. Cash costs excludes non-cash depreciation and depletion and site share-based compensation.

Cash costs per silver equivalent ounce sold is calculated by dividing cash costs by the silver equivalent ounces sold.

Non-IFRS financial measure - AISC and AISC per silver equivalent ounce sold

The Company defines AISC as the sum of total cash costs (as defined above); general and administrative expenses; share-based compensation; reclamation and closure provision depletion and accretion related to current operations; sustaining capital expenditures relating to current operations, including underground mine development and exploration and evaluation costs; and payments for leases. Corporate and allocated general and administrative expenses do not include non-cash depreciation. As this measure seeks to reflect the full cost of silver equivalent production from current operations, growth capital is excluded. Certain other cash expenditures, including tax payments and financing charges are also excluded. There are some slight differences in the way that Cash Costs and AISC were calculated in the Report compared to the Company's definitions as the Report looks at the standalone operation. The Report includes 7.5% mining royalty (treated as an income tax under IFRS) but excluded corporate and allocated general and administrative expenses and share-based compensation.

($ 000's, except per ounce amounts)	Q2, 2023	Q1, 2023(2)	H1, 2023
Cost of sales from financial statements	$23,706	$22,377	$46,083
Less: depreciation and depletion	(4,990)	(4,045)	(9,035)
Less: changes in inventories	877	(906)	(29)
Less: corporate salaries and other expenses in cost of sales	(1,003)	(1,163)	(2,166)
Total cash costs	18,590	16,263	34,853
Add: sustaining capital expenditures	10,103	5,181	15,284
Total all-in sustaining costs at the mine level	$28,693	$21,444	$50,137
Add: reclamation and closure provision - depletion and accretion	225	199	424
Add: changes in inventories	(877)	906	29
Add: corporate general and administrative expenses (including share-based compensation)	2,894	3,520	6,414
Add: corporate salaries and other expenses in cost of sales	1,003	1,163	2,166
Total all-in sustaining costs	$31,938	$27,232	$59,170

AgEq koz sold (79.51:1)(1)	2,515	2,490	5,005
Total cash costs per oz sold	$7.39	$6.53	$6.96
All-in sustaining costs per oz sold at the mine level	$11.41	$8.61	$10.02
All-in sustaining costs per oz sold	$12.70	$10.94	$11.82

(1) For consistency with the comparative period, the AgEq ratio reported during Q1, 2023 was changed from 86.9:1 to 79.51:1, resulting in a change from 2,595 koz AgEq sold reported in Q1, 2023 to 2,490 koz AgEq sold.

(2) Previously reported as AISC at the project level and at the corporate level for Q1, 2023 as $10.09/oz AgEq sold and $11.45/oz AgEq sold, respectively. Q1, 2023 AISC has been updated to conform to the presentation format and calculation of costs adopted in Q2, 2023. This presentation change, which reallocated site share-based compensation, corporate costs, exploration costs, reclamation and closure provision and changes in inventories from AISC at the mine level was made to better align with the format presented in the Updated Technical Report. On a go-forward basis, the Company plans to only report corporate level AISC.